NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 12, 2024, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on August 1, 2024, the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. On August 1, 2024, Summit Midstream Corporation (the "Company") completed the previously announced transactions contemplated by the Agreement and Plan of Merger, by and among the Company, Summit SMC NewCo, LLC ("Merger Sub"), a wholly-owned subsidiary of the Company, Summit Midstream Partners, LP (the "Partnership") and Summit Midstream GP, LLC, the general partner of the Partnership (the "General Partner"), pursuant to which, Merger Sub merged with and into the Partnership, with the Partnership continuing as the surviving entity and a wholly-owned subsidiary of the Company. This Form 25 is being filed solely in connection with the discontinuation of the trading on the NYSE of Summit Midstream Partners, LP's Common Units representing limited partner interests and does not affect the continued listing on the NYSE of the Common Stock of Summit Midstream Corporation. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions Summit Midstream Partners, LP's Common Units representing limited partner interests was suspended from trading on August 1, 2024 .